UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018.

Commission File Number 001-38172

CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC.

(Translation of registrant’s name into English)

Dongsanhuan Middle Road

#1 Building Unit 1 Room 1501 Unit 13-14,

Chaoyang District, Beijing, People’s Republic of China 100020

Tel: +86 010 59817999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

China Internet Nationwide Financial Services Inc. Announces Completion of Independent Investigation by the Special Committee of Its Board of Directors

BEIJING, China, April. 30, 2018 /PRNewswire/ — China Internet Nationwide Financial Services Inc. (NASDAQ: CIFS) (“CIFS” or the “Company”), a leading financial advisory services company, today announced that the independent special committee of the Board of Directors of the Company, comprising three independent directors of the Company, Ms. Sheve Li Tay, Mr. Buting Yang and Mr. Hong Huang (the “Special Committee”), has completed its investigation into the allegations raised in the report issued by Muddy Waters LLC dated December 20, 2017 (the “Report”). The Special Committee commenced its investigation in January 2018 and was assisted by a global law firm that served as independent legal counsel and by the forensic auditors that its counsel retained.

Summary of Major Findings

The Report made allegations against the Company and below is a summary of the major findings of the investigation generally keyed to those allegations:

1. No material inconsistency between the gross revenue in the Company’s books and records and the revenue reported in its SEC reports. Gross revenue in the Company’s books and records showed no material inconsistency with the gross revenue reported in its Registration Statement on Form F-1 filed with the Securities and Exchange Commission (“SEC “) on April 17, 2017. It was determined that the Company had underreported its revenue to the PRC’s State Administration of Industry & Commerce (“SAIC”).

2. Loans were verified. The loans to Beijing Ailirui Trading Co., Ltd, Xiamen Jingsu Trading Co. Ltd, Fujian Jin Xin Import Export Trading Co. Ltd and Cai Long Ge (the “borrowers”) were in fact made and were repaid with appropriate interest. The borrowers were not “sham” parties.

3. Transactions with Xiamen Beiruichen Trading Co. Ltd and Xiamen Luye Trading Co. Ltd verified. The transactions with Xiamen Beiruichen Trading Co. Ltd and Xiamen Luye Trading Co. Ltd have been verified and the Company reported the relevant revenue in its SEC filings.

4. Acquisition of Beijing Anytrust Science & Technology Co. Ltd (“Anytrust”) was a valid transaction. The Company asked Beijing Tianhuang Tongda Technology Co. Ltd to acquire the “big data” company Anytrust and then, for an additional fee, sell it to the Company because the Company did not want to reveal its identity to the seller of Anytrust for fear that the latter would demand a higher selling price for Anytrust if it knew that it was negotiating with a public company.

5. Kashgar Sheng Yingxin Enterprise Consulting Co., Ltd. (“Kashgar SYX”)’s 2016 revenue verified. Although Kashgar SYX was only incorporated on December 29, 2016, its reported revenue was significant because customers of its parent, Sheng Ying Xin (Beijing) Management Consulting Co., Ltd (“SYX”) in the latter half of 2016, replaced their contracts entered with SYX with Kashgar SYX once Kashgar SYX was incorporated to benefit from certain preferential tax treatments. The revenue from these customers was then booked under Kashgar SYX.

6. The Company’s net profit margin compared. In order to establish whether the Company’s 2016 profit margins were plausible, the Special Committee compared the Company’s net profit margin to the net profit margin of two PRC financial services companies listed on the NASDAQ – one had higher margin and the other, lower.

7. Wealth products services business was sold. The Company’s former wealth products services business, described in the Report as a “P2P business,” was sold to a third party approximately 2 years prior to the Company’s IPO. Accordingly, the Company did not mislead its investors by not disclosing its prior sold business.

8. Internet Content Provider (“ICP”) license and the Company’s Variable Interest Entity (“VIE”) structure verified. The Company’s ICP license has been verified and its use of the VIE structure is consistent with its strategy to pursue a line of business where foreign ownership is restricted by China’s Ministry of Commerce.

The Special Committee recognizes that its investigation was tailored to investigate the allegations made in the Report, and was not designed to be the equivalent of an audit conducted by the Company’s independent auditors. As a result of its investigation, the Special Committee, on behalf of the Company, has adopted, and the management will in the near future implement, a series of measures intended to improve the Company’s operations, compliance and internal controls. These measures include, among other things, enhanced corporate policies and practices governing the management of acquisitions and requiring the reconciliation of reports filed with the SAIC and reports filed with the SEC.

About China Internet Nationwide Financial Services Inc.

Incorporated in 2014 and headquartered in Beijing, China Internet Nationwide Financial Services Inc. provides financial advisory services, including commercial payment advisory, intermediary bank loan advisory, and international corporate financing advisory, to meet the financing and capital needs of its clients, comprised largely of small-to-medium sized enterprises. Beijing Anytrust Science & Technology Co., Ltd. (“Anytrust”) is a wholly owned subsidiary of CIFS focusing on providing data infrastructure design, big data access and analytics, and document automation for enterprises and government agencies in China. For more information about the CIFS and Anytrust, please visit www.cifsp.com or www.anytrust.cn.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

INVESTOR RELATIONS:

China Internet Nationwide Financial Services Inc.
Email: ir@cifsp.com
Phone: +86 10 8587 8166

Tony Tian, CFA

Weitian Group LLC

Email: tony.tian@weitian-ir.com
Phone: +1 732 910 9692

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	April 30, 2018	CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC.

		By:	/s/ Jianxin Lin
		Name:	Jianxin Lin
		Title:	Chief Executive Officer